UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No.1)*
                          Crocker Realty Trust, Inc.
______________________________________________________________________________
                               (Name of Issuer)
                                 Common Stock
______________________________________________________________________________
                        (Title of Class of Securities)

                                 226 826 10 5

                                (CUSIP Number)

              John F. Hartigan, Esq., Morgan, Lewis Bockius LLP
                801 South Grand Avenue, Los Angeles, CA 90017
                                (213) 612-2500
______________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                April 29, 1996

             ______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

 Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



C/M  11926.0021 367638.1

                                 SCHEDULE 13D
CUSIP No. 226 826 10 5


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            AP CRTI Holdings, L.P.
- ------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /  /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
3   SEC USE ONLY

- ------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

- ------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) or (e)                                                            /  /
- ------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- ------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    None
                --------------------------------------------------------------
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                --------------------------------------------------------------
                8   SHARED VOTING POWER
                    12,851,761 shares of Common Stock

                --------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                    None

                --------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    12,851,761 shares of Common Stock

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,851,761 shares of Common Stock
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            47.6%

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            PN
- ------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

C/M  11926.0021 367638.1

                                 SCHEDULE 13D
CUSIP No. 226 826 10 5


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Apollo Real Estate Advisors, L.P.
- ------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) /  /
                                                                       (b) /X/
- ------------------------------------------------------------------------------
3   SEC USE ONLY

- ------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

- ------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)                                                      /  /
- ------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
- ------------------------------------------------------------------------------
                7   SOLE VOTING POWER
                    None
                --------------------------------------------------------------
   NUMBER OF
     SHARES
  BENEFICIALLY
    OWNED BY
      EACH
   REPORTING
     PERSON
      WITH
                --------------------------------------------------------------
                8   SHARED VOTING POWER
                    12,851,761 shares of Common Stock

                --------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
                    None

                --------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER
                    12,851,761 shares of Common Stock

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    12,851,761 shares of Common Stock
- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* /X/

- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            47.6%
- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
            PN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

C/M  11926.0021 367638.1

                       STATEMENT PURSUANT TO RULE 13d-1

                                    OF THE

                         GENERAL RULES AND REGULATIONS

                                   UNDER THE

                  SECURITIES EXCHANGE ACT OF 1934, AS AMENDED

_______________________________________________________________________________

_______________________________________________________________________________


      This Amendment No. 1 to Schedule 13D (this "Amendment") filed pursuant to
Section 13d-1(f)(1) and Section 13d-2(a) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act") should be read in conjunction with the Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on December 28, 1995 by Apollo Real Estate Investors Fund, L.P. and Apollo Real Estate Advisors, L.P. relating to the common stock, par value $.01 per share (the "Common Stock"), of Crocker Realty Trust, Inc., a Maryland corporation (the "Company"). This Amendment amends the
Schedule 13D only with respect to the items set forth below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.


Item 2.     Identity and Background.

            This Statement is filed jointly by AP CRTI Holdings, L.P., a Delaware Limited Partnership ("AP CRTI"), and Apollo Real Estate Advisors, L.P., a Delaware limited partnership ("AREA"), which are sometimes collectively referred to herein as the "Reporting Persons."

            AP CRTI is an indirect wholly owned subsidiary of Apollo Real Estate Investment Fund, L.P., a Delaware limited partnership ("AREIF"). AP CRTI's sole asset is 12,850,620 shares of Common Stock. The general partner of AP CRTI is AP-GP CRTI Holdings, L.P., a Delaware limited partnership ("APGP") whose general partner is AP CRTI Holdings Corp., a Delaware corporation ("Holdings Corp."). AREIF is the sole limited partner of AP CRTI and APGP and the sole stockholder of Holdings Corp. The address of AP CRTI's principal business and its principal office is c/o Apollo Real Estate Advisors, L.P., Two Manhattanville Road, Purchase, New York 10577.


                                    -1-
C/M  11926.0021 367638.1

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            AREIF is principally engaged in the business of investment in real estate and real estate-related interests. The address of AREIF's principal business and its principal office is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, New York 10019.

            AREA is the managing general partner of AREIF. AREA is principally engaged in the business of serving as managing general partner of AREIF. The address of AREA's principal business and its principal office is 1301 Avenue of the Americas, New York, New York 10019.

            The administrative general partner of AREIF is Apollo Real Estate Fund Administration Limited, a Cayman Islands corporation. Apollo Real Estate Fund Administration Limited is principally engaged in the business of serving as administrative general partner of AREIF. AREIF does not have any other general partners. The sole general partner of AREA is Apollo Real Estate Management, Inc. L.P., a Delaware limited partnership ("AREM"). AREM is principally engaged in the business of serving as general partner of AREA.

            The address of the principal business and principal office of Apollo Fund Administration Limited is c/o CIBC Bank and Trust Company (Cayman) Limited, Edward Street, Georgetown, Grand Cayman, Cayman Islands, British West Indies. The address of the principal business and principal office of AREM is 1301 Avenue of the Americas, New York, New York 10019.

            Attached as Appendix A to Item 2 is information concerning the principals, executive officers, directors and principal shareholders of the Reporting Persons, AREM, Apollo Real Estate Fund Administration Limited and other entities as to which such information is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

            Neither the Reporting Persons, AREM, Apollo Real Estate Fund Administration Limited nor any of the persons or entities referred to in Appendix A to Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.



                                    -2-
C/M  11926.0021 367638.1

Item 3.     Source and Amount of Funds or Other Consideration.

      The shares of Common Stock beneficially owned by AP CRTI were contributed to AP CRTI by APGP and AREIF, in exchange for a 1% general partnership interest and a 99% limited partnership interest, respectively, in AP CRTI.

     AP CRTI entered into a Stock Purchase Agreement, dated as of April 29, 1996 (the "Stock Purchase Agreement"), among AP CRTI, AEW Partners, L.P. ("AEW"), Thomas J. Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert E. Onisko (collectively, the "Sellers") and Highwoods Properties, Inc. ("Highwoods") and Cedar Acquisition Corporation (the "Purchaser"). Subject to the terms and conditions of the Stock Purchase Agreement, AP CRTI has agreed to sell all of the outstanding shares of Common Stock held by it to Cedar.

      Pursuant to the terms of the Stock Purchase Agreement, AT CRTI has granted an irrevocable proxy to the Purchaser to vote, prior to the closing of the transactions contemplated by the Stock Purchase Agreement, AP CRTI's shares of Common Stock of the Company in a manner to effectuate the transactions contemplated by that certain Agreement and Plan of Merger (attached hereto as Exhibit 2), dated as of April 29, 1996 (the "Merger Agreement") by and among Highwoods, the Company and the Purchaser. Pursuant to the terms of the Merger Agreement, CAC will be merged with and into the Company.

      The transactions contemplated by the Stock Purchase Agreement will be consummated on or prior to August 15, 1996, prior to the consummation of the transactions contemplated by the Merger Agreement.

Item 4.     Purpose of Transaction.

      The purpose of the Stock Purchase Agreement is to enable AP CRTI to gain liquidity with respect to its investment in shares of Common Stock of the Company.

      Except as described in this Amendment or as more fully described in the Stock Purchase Agreement and the Merger Agreement neither AP CRTI, AREIF nor AREA has any present plan or proposal which relates to or would result in:

      (a) the acquisition of additional securities of the Company, or the disposition of the securities of the Company;

      (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;


                                    -3-
C/M  11926.0021 367638.1

      (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

      (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) any material change in the present capitalization or dividend policy of the Company;

      (f) any other material change in the Company's business or corporate structure;

      (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

      (h) a class of securities of the Company to be delisted from a national security exchange or to cease to be authorized to be quoted in the inter-dealer quotation system of a registered national securities association;

      (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
            Section 12(g)(4) of the Exchange Act; or

      (j)   any action similar to any of those enumerated above.


Item 5.     Interest in Securities of the Issuer.

            (a) As of April 29, 1996, AP CRTI beneficially owns an aggregate of 12,850,620 shares of Common Stock, or approximately 47.6% of the Common Stock outstanding, and AREA beneficially owns 1,141 shares of the Common Stock, or less than 1% of the Common Stock outstanding. The Reporting Persons collectively own an aggregate of 12,851,761 shares of the Common Stock, or approximately 47.6% of Common Stock outstanding.

      AR CRTI, AREIF and AREA have certain agreements with AEW with respect to the securities of the Company, copies of which were attached to the Schedule 13D as Exhibits. These agreements will terminate upon the consummation of the transactions contemplated by the Stock Purchase Agreement and the Merger Agreement. The Reporting Persons have been informed that, as of May 17, 1996, AEW beneficially owned 8,818,231 shares of Common Stock, or 32.7%, of the total number of shares of Common Stock then outstanding. As a result of Agreement referred to in the preceding sentence, including the agreements with respect to,

                                    -4-
C/M  11926.0021 367638.1
among other things, the nomination and election of directors set forth in the Stockholders Agreement, the Reporting Persons may be deemed to have shared voting power over the 8,818,231 shares of Common Stock owned by AEW. (Reference is made to such statements on Schedule 13D as have been or may be filed with the Securities and Exchange Commission by AEW for information regarding AEW and its ownership of shares of Common Stock.) The Reporting Persons disclaim beneficial ownership of and any pecuniary interest in such shares, which are beneficially owned by AEW, and disclaim membership in any group with AEW or its affiliates.

            (b) The number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or direct the disposition, or shared power to dispose or direct the disposition for the Reporting Person is set forth in the cover pages and such information is incorporated herein by this reference.

            Except as disclosed herein, there have been no reportable transactions with respect to the Common Stock within the last 60 days by the Reporting Persons.

            (c)   Not applicable.

            (d)   Not applicable.




Item 7.  Material to be Filed as Exhibits.

EXHIBIT
  NO.       DESCRIPTION

  1 Stock Purchase Agreement, dated as of April 29, 1996, by and among AP CRTI Holdings, L.P., AEW Partners, L.P., Thomas J.
      Crocker, Barbara F. Crocker, Richard S. Ackerman and Robert
      E. Onisko and Highwood Properties, Inc. and Cedar
      Acquisition Corporation

  2 Agreement and Plan of Merger, dated as of April 29, 1996, by and among Highwoods Properties, Inc., Crocker Realty Trust,
      Inc. and Cedar Acquisition Corporation

                                    -5-
C/M  11926.0021 367638.1

                                   SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct and agrees that this statement can be filed jointly with the other undersigned party.

Dated:  May 30, 1996

                  AP CRTI HOLDINGS, L.P.

                  By: AP-GP CRTI Holdings, L.P.

                       By: AP CRTI Holdings Corp.


                            By: \s\ Michael D. Weiner
                                Name:  Michael D. Weiner
                               Title: Vice President,
                                       AP CRTI Holdings Corp.


                  APOLLO REAL ESTATE ADVISORS, L.P.

                  By:  Apollo Real Estate Management, Inc.,
                        General Partner


                            By: \s\ Michael D. Weiner
                                Name:  Michael D. Weiner
                                Title: Vice President, Apollo Real
                                       Estate Management, Inc.



                                    -6-
C/M  11926.0021 367638.1

                             APPENDIX A TO ITEM 2


            The following sets forth information with respect to the executive officers, directors and principal shareholders of AREIF, AREA, which is the managing general partner of AREIF, AREM, which is the sole general partner of AREA, Apollo Real Estate Fund Administration Limited ("Administration") which is the administrative general partner of AREIF.

            Leon D. Black and John J. Hannan, are principal executive officers and directors of AREM and William Mack is the President of AREM. The principal occupation of each of Messrs. Black and Hannan, each of whom is a United States citizen, is to act as an executive officer and director of Apollo Capital Management, Inc., a Delaware corporation ("Apollo Capital"), and of Lion Capital Management, Inc., a Delaware corporation ("Lion Capital"). Messrs. Black and Hannan are founding principals of Apollo Advisors, L.P. ("Apollo Advisors"), AREA, and Lion Advisors, L.P. ("Lion Advisors"). The principal occupation of William Mack is to act as a consultant to Apollo Advisors and as a principal of AREA. The principal business of Apollo Advisors and of Lion Advisors is to provide advice regarding investments in securities and the principal business of AREA is to provide advice regarding investments in real estate and real estate-related investments. The business address of each of Messrs. Black, Hannan and Mack is c/o Apollo Real Estate Advisors, L.P., 1301 Avenue of the Americas, New York, New York 10019.

            Peter Henry Larder, Michael Francis Benedict Gillooly, Ian Thomas Patrick and Martin William Laidlaw, each of whom is a British citizen, each serves as a director of Apollo Real Estate Fund Administration Limited ("Administration"). Each of the above four individuals is principally employed by CIBC Bank and Trust Company (Cayman) Limited ("CIBC") in the following positions: Mr. Larder, Managing Director; Mr. Gillooly, Deputy Managing Director; Mr. Patrick, Manager-Accounting Services; and Mr. Laidlaw, Senior Fund Accountant. CIBC is a Cayman Islands corporation which is principally engaged in the provision of trust, banking and corporate administration services, the principal address of which is Edward Street, Grand Cayman, Cayman Islands, British West Indies. It provides accounting, administrative and other services to Administration pursuant to a contract.




                                    -7-
C/M  11926.0021 367638.1